# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PolyPid Ltd., CIK 0001611842
CUSIP: M8001Q118
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 18 Hasivim Street, Petach Tikva, Israel (L3), 4959376
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-22-000822
Filed by CIK 0001633631

## Reporting persons
- Aurum Ventures M.K.I. Ltd.: type of reporting person: corporation (CO); sole voting power 5,001,561; shared voting power 0; sole dispositive power 5,001,561; shared dispositive power 0; aggregate amount beneficially owned 5,001,561 (28.1% of the class)
  Comment: Includes 1,918,879 ordinary shares issuable under currently exercisable warrants. As described in Item 4, the securities reported in rows 5, 7 and 9, and the percentage shown in row 11, show the number of ordinary shares that would be issuable upon full exercise of all such warrants beneficially owned by the Reporting Person (as all are currently exercisable) and do not give effect to "blocker" clauses in the warrants that limit exercise of warrants to the extent it would result in beneficial ownership above 9.9% at any given time. Therefore, the actual number of ordinary shares that may be beneficially owned by the Reporting Person at one time, after giving effect to such blockers, is less than the number of securities reported in rows 5, 7 and 9 and the percentage shown in row 11.
  
  (5) 3,082,682 ordinary shares
  1,918,879 ordinary shares issuable upon exercise of warrants
- Morris Kahn: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 5,001,561; sole dispositive power 0; shared dispositive power 5,001,561; aggregate amount beneficially owned 5,001,561 (28.1% of the class)
  Comment: Includes 1,918,879 ordinary shares issuable under currently exercisable warrants. As described in Item 4, the securities reported in rows 6, 8 and 9, and the percentage shown in row 11, show the number of ordinary shares that would be issuable upon full exercise of all such warrants beneficially owned by the Reporting Person (as all are currently exercisable) and do not give effect to "blocker" clauses in the warrants that limit exercise of warrants to the extent it would result in beneficial ownership above 9.9% at any given time. Therefore, the actual number of ordinary shares that may be beneficially owned by the Reporting Person at one time, after giving effect to such blockers, is less than the number of securities reported in rows 5, 7 and 9 and the percentage shown in row 11.
  
  (6) 3,082,682 ordinary shares
  1,918,879 ordinary shares issuable upon exercise of warrants

## Item 1. Issuer
Name of issuer: PolyPid Ltd.
Address of issuer's principal executive offices: 18 Hasivim Street, Petach Tikva, Israel, 4959376

## Item 2. Person Filing
Name of person filing:
(i) Aurum Ventures M.K.I. Ltd. (''Aurum''); and
(ii) Morris Kahn

Each of the foregoing entity and person is referred to as a ''Reporting Person'', and collectively they are referred to as the ''Reporting Persons''.

Morris Kahn is the ultimate sole beneficial shareholder of Aurum, as the outstanding shares of Aurum are held indirectly by a trust for which Mr. Kahn is the settlor and the sole ultimate beneficiary. Consequently, Mr. Kahn may be deemed to share beneficial ownership of the Ordinary Shares held by Aurum. Mr. Kahn does not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by Aurum and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein.
Address of principal business office or, if none, residence: c/o Aurum Group, 16 Abba Hillel Road, Ramat Gan 5250608, Israel
Citizenship:
Aurum - Israel

Morris Kahn - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
5,001,561 Ordinary Shares (for each Reporting Person). The percent of class beneficially owned by each Reporting Person that is set forth in paragraph (b) below is based upon (i) 15,897,201 Ordinary Shares outstanding as of July 27, 2025, as set forth in the Issuer's Registration Statement on F-3, filed with the SEC on July 29, 2025, plus (ii) 1,918,879 additional Ordinary Shares issuable upon exercise of currently exercisable warrants held by Aurum.

The aggregate number and percentage of Ordinary Shares beneficially owned includes Ordinary Shares issuable upon exercise of the foregoing warrants, without giving effect to the "blocker" provisions in such warrants that limit exercise to the extent it would result in beneficial ownership above 9.9% at any given time. As a result, the actual number and percentage of Ordinary Shares that may be beneficially owned by each Reporting Person at any one time, after giving effect to such blocker provisions, is less than the aggregate number and percentage reported herein.
Percent of class:
Aurum: 28.1%

Morris Kahn: 28.1%
Sole power to vote or to direct the vote:
Aurum: 5,001,561

Morris Kahn: 0
Shared power to vote or to direct the vote:
Aurum: 0

Morris Kahn: 5,001,561
Sole power to dispose or to direct the disposition:
Aurum: 5,001,561

Morris Kahn: 0
Shared power to dispose or to direct the disposition:
Aurum: 0

Morris Kahn: 5,001,561

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons (filed herewith)

## Signatures
- Aurum Ventures M.K.I. Ltd.: /s/ Nir Dror-Darwish, Nir Dror-Darwish/ Authorized Signatory (09/08/2025)
- Aurum Ventures M.K.I. Ltd.: /s/ Ilan Lior, Ilan Lior/ Authorized Signatory (09/08/2025)
- Morris Kahn: /s/ Morris Kahn, Morris Kahn (09/08/2025)